Exhibit 1.01

Conflict Minerals Report

Introduction:

Hauppauge Digital Inc is the worldwide leader in developing and manufacturing PC based TV tuners and data broadcast receiver products. Hauppauge’s products allow PC users to watch television on their PC screens, videoconference and create both still video images and digital TV recordings. Hauppauge’s flagship product, the WinTV, is the leading branded TV tuner card for PCs.

Our products use primarily Tin (Sn) and Gold (Au) and to a lesser extent Tungsten (W) and Tantalum (Ta).

Hauppauge’s reasonable country of origin inquiry (RCOI) employed numerous measures to determine whether the necessary conflict minerals in Hauppauge’s products originated from the DRC or adjoining countries. Hauppauge’s primary means of determining country of origin of necessary conflict minerals was by conducting a supply chain survey with direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template (CMRT).

Since Hauppauge is committed to operating in a socially and environmentally responsible and ethical manner, Hauppauge has extended this responsibility to our supply chain as well. Hauppauge has been working closely with our suppliers to determine the origin of several metals in our supply chain that are commonly used in the electronics industry. Hauppauge supports the actions of the EICC and GeSI. Hauppauge expects its suppliers to undertake due diligence with their supply chains to assure that these metals are not sourced from mines in the DRC or surrounding countries.

Part I. Due Diligence

Hauppauge has performed due diligence on the source and chain of custody of the conflict minerals that are included in its products and for which, based on its RCOI, Hauppauge has reason to believe may have originated in the DRC or an adjoining country and may not have come from recycled or scrap sources.

Design of Due Diligence

Hauppauge’s due diligence conforms to OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition).

Due Diligence Measures Performed

Hauppauge has been working closely with our suppliers to determine the origin of several metals in our supply chain that are commonly used in the electronics industry. The metals of interest are Tin (Sn), Tantalum (Ta), Tungsten (W) and Gold (Au). Hauppauge expects its suppliers to undertake due diligence with their supply chains to assure that these metals are not sourced from mines in the DRC or surrounding countries.

The purchasing and engineering departments are tasked with gathering CMRT’s from its suppliers and performing supply chain due diligence. Initial contact with our suppliers is by way of e-mail, phone or distributor contact and this becomes a two-way communication thereafter to identify smelters/mines.

Once CMRT’s are received from our suppliers, they are reviewed first for completeness. Supplier company information is verified and declarations are reviewed to make sure mineral declaration matches smelter information. The smelter list of each supplier is then reviewed, first for accuracy, making sure spelling was accurate and automated smelter information has not been altered which would affect the aggregation of all suppliers. If any inaccuracies were determine, updated CMRT’s were requested from the supplier(s) to fix the errors. Smelters that were not listed in the Smelter Reference list were then systematically researched to determine their sources of minerals. We are constantly processing each suppliers updated/changing smelter information in this ongoing performance of due diligence.

Hauppauge’s process related to identification and assessment of risk in the supply chain is related to how our supplies respond to Hauppauge’s initial inquiry for a CMRT. If they respond quickly and provide a CMRT to our inquiry they are assign a low risk level. If they respond with a delayed response in providing a CMRT, they are assigned a medium risk level. Medium risk suppliers are assigned this risk since they may have issues with determining their sources of conflict minerals. Medium risk suppliers can be moved to low risk once their responses are reviewed. If suppliers respond either with just a declaration that they are DRC compliant and unwilling to supply their CMRT or do not respond at all, they are assigned a high risk level. Hauppauge’s view on high risk suppliers is if Hauppauge can eliminate them, they are removed from our approved vendor list. At this time, Hauppauge has removed 30 suppliers, which constituent approximately 15% of our original suppliers.

Hauppauge relies on the Electronic Industry Citizenship Coalition, Incorporated (EICC) and the Global e-Sustainability Initiative (GeSI) Conflict-Free Smelter audits in determining smelter compliance. In addition to receiving CMRT’s from each of our suppliers, Hauppauge also asks for their Corporate Conflict Minerals policy.

Part II. Product Description

Hauppauge products use primarily Tin (Sn) and Gold (Au) and to a lesser extent Tungsten (W) and Tantalum (Ta). Hauppauge has identified over 300 facilities given to Hauppauge by our suppliers that potentially produce Conflict Minerals in the components that Hauppauge uses for our products. Hauppauge suppliers have only listed their total list of smelters and these smelters which may or may not supply the materials that are used on their components that are required for our products. Since the smelter list has not been narrowed down by our suppliers to specific components that Hauppauge uses, the country of origin of the minerals has been difficult to determine. Hauppauge is in the process of asking our suppliers for which smelters are being used on their components that Hauppauge uses on our products.

This still leads to the issue of smelters that have a mix of ore that comes from both DRC or adjoining countries and non DRC and adjoining countries. One of the smelters that have been reported to us from many of our suppliers in their CMRT’s that potentially is a source of tin for them is Malaysia Smelting Company (MSC) and they have stated “between 15-20 % of the tin we produce is sourced from predominantly artisanal miners in Central Africa. The majority of the smelter intake from Central Africa is currently from Rwanda and from the southern Katanga Province of the DRC that is not within the recognised conflict areas of Eastern DRC.” Since Rwanda is actually an adjoining country, they are in the scope of this law. Hauppauge has been trying to deal with misleading statements from many smelters. Given that only a certain portion of the ore MSC processes is from this region, Hauppauge does not know which ore was processed and sent to the companies that supply us with components that Hauppauge uses in our products. Since this law is about minerals and not smelters, Hauppauge may never truly know the origin of the minerals in our products.